UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Crowd Diligence Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 17, 2020

Physical address of issuer
130 Gardeners Cir., #139, Johns Island, SC 29455

Website of issuer
www.crowdlustro.com

Name of intermediary through which the Offering will be conducted
Wefunder Portal LLC

CIK number of intermediary
0001670254

SEC file number of intermediary
007-00033

CRD number, if applicable, of intermediary
283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.5% of the amount raised upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Additionally, reimbursements for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the Offering.

Type of security offered
Convertible Promissory Notes

Target number of Securities to be offered
190,000

Price (or method for determining price)
$1.00

Method for determining price:
Pro-rated portion of the total principal value of $190,000; interests will be sold in increments of $1; each investment is convertible as described in the Offering section.

Target offering amount
$190,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐Pro-rata basis
☐First-come, first-served basis
☒ Other

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
April 30, 2022

Current number of employees
1, additional full-time employees will be added post fund raise

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$50,000	N/A
Cash & Cash Equivalents	$8,677	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$53,249	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	-$3,249	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 2, 2021

FORM C

Up to $500,000.00

Crowd Diligence Inc.

CrowdLustro

Convertible Promissory Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Crowd Diligence Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Convertible Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $190,000.00 and up to $500,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor. The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Wefunder Portal LLC (the "Intermediary"). The Intermediary will be entitled to receive 6.5% of the Offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer related to the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.50	$93.50
Aggregate Minimum Offering Amount	$190,000.00	$12,350.00	$177,650.00
Aggregate Maximum Offering Amount	$500,000.00	$32,500.00	$467,500.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) Wefunder Portal LLC will receive 6.5% of the Offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.crowdlustro.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is **February 2, 2021**.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of Deleware.
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.crowdlustro.com/annual-report

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Crowd Diligence Inc., (the "Company" or “CrowdLustro”) is a Delaware Corporation, formed on November 17, 2020.

The Company is located at 130 Gardeners Cir., #139, Johns Island, SC 29455.

The Company’s website URL is www.crowdlustro.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

CrowdLustro is an equity crowdfunding aggregator and due diligence platform. CrowdLustro seeks to assist and engage new and experienced investors in the analysis of equity crowdfunding deals by aggregating deals across all FINRA registered platforms. CrowdLustro intends to be the go-to source for crowdsourced diligence to assist investors in their analysis of individual deals. This is accomplished by providing a system for the “crowd” to create reports for individual deals by signing up with the platform as a Reporter.

CrowdLustro is fully operational as of October 2020. The platform has been in a beta state of functionality since 2018 but management feels the environment is now appropriate for an official launch. The business was formed and operated under ownership of Gold Ridge Asset Management LLC, the controlling shareholder of the Company, and the CrowdLustro assets were purchased by Crowd Diligence Inc. (known herein as “CrowdLustro”) in December 2020. CrowdLustro actively seeks to assist investors in the analysis of equity crowdfunding offerings by aggregating data from all FINRA registered offering portals as well as broker dealer platforms participating in the equity crowdfunding market. We believe the process of reviewing, investing in, and monitoring crowdfund offerings should be easier to accomplish than the market currently allows.

CrowdLustro currently offers a variety of simple, easy to use user features such as, but not limited to, adding deals to a “watchlist,” setting up automated search alerts, along with additional planned features. In addition, we currently offer the features necessary for, and actively seek to foster, a community and online forum that we are working to ensure will be the go-to source for crowdsourced diligence, allowing both experienced and inexperienced investors to share their thoughts and opinions via Deal Reporter-generated “Company Reports.” Ensuing discussions amongst users and Deal Reporters is facilitated by a clear and easy to use comments section for each Company Report. Prior to being granted privileges to create Company Reports, Deal Reporters are currently verified by a member of the CrowdLustro team. Deal Reporter applicant abilities are assessed on an individual basis with the goal that Company Reports are prepared by people truly interested in providing valuable information and commentary. The easy-to-use interface brings critical information into the report writing template and allows individual Deal Reporters to add their own content and opinions into Reports published and made available to all

users of the site. CrowdLustro's goal is to shed light on equity crowdfunding deals using the enormous knowledge and power of the crowd to improve the due diligence process in a market severely lacking independent research.

The Offering

Minimum amount of Convertible Promissory Notes being offered	$190,000 of Convertible Promissory Notes
Total Convertible Promissory Notes outstanding after Offering (if minimum amount reached)	$190,000 of Convertible Promissory Notes
Maximum amount of Convertible Promissory Notes	$500,000 of Convertible Promissory Notes
Total Convertible Notes outstanding after Offering (if maximum amount reached)	$500,000 of Convertible Promissory Notes
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 30, 2022
Use of proceeds	See the description of the use of proceeds on page 31 hereof.
Voting Rights	See the description of the voting rights on page 40 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on tech development and user acquisition rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new service and platform features development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements for 18-24 months following the completion of the Offering, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or

otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and development activities.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our services;
- Sales and marketing efforts to bring these new services to market;
- Lack of demand for and market acceptance of our services and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or services, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on November 17, 2020. The assets of the business were purchased from our controlling shareholder in December 2020, which funded development of the platform and operated it in beta mode since 2018. The website announced it began formal operations in October 2020, prior to the transfer of assets to the Company. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the

problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding user base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our services is highly competitive.

We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors may have greater financial, technical and human resources than we have and currently hold superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending and investing by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our users, and business partners, and personally identifiable information of our users and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on James B. Joseph and Michael Knox who are Co-Founder & President and Chairman & Founding Investor of the Company, respectively. The loss of James B. Joseph and Michael Knox or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on James B. Joseph and Michael Knox in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of James B. Joseph and Michael Knox die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, property and goods and services taxes, in the United States.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will

not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 may impact the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects

from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business by limiting the amount of liquid monies investors are able/willing to invest in companies raising capital by way of Regulation CF offerings. As a small business each of our employees play key roles in maintaining efficient operations. The extended absence or death of one of our employees could cause a loss of operational efficiency until they have returned or have been replaced. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's services and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use personally identifiable information from users and potential users. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect the willingness of small businesses to conduct capital raises and investor ability and desire to invest in these same companies. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to utilize in our platform. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the deals on our platform. Adverse economic conditions could also reduce the number of individuals seeking to invest in Regulation CF offerings and reduce the number of qualified issuers seeking capital and our business would be negatively impacted.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating

results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must continue acquiring or developing new services, evolving existing ones, addressing any defects or errors within our current software, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack

our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and Reporters. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be

considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Securities will be effectively subordinate to any of our debt that is secured.

The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.

We are not restricted from incurring additional secured or unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to generate sufficient cash flow to meet our interest and principal payment obligations on the Securities.

Our ability to generate sufficient cash flow from operations to make scheduled interest and principal payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be

permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will have limited influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

You have limited opportunities to convert your Securities into stock.

You will only be able to convert your Securities into shares of the Company's stock upon the occurrence of one or more of the following events: upon the (i) maturity of your Securities; (ii) occurrence of any event of default under your Securities (please see the section entitled "The Offering and The Securities" below for more information about the Events of Default under the Securities); or (iii) listing of shares of the preferred stock for public trading on any exchange, quotation system or bulletin board, (iv) any Qualified Financing and (v) any Change of Control transaction. If there are no other events which will trigger your right to convert your Securities and you should factor that into your criteria for determining whether an investment in the Securities is appropriate for you.

Debt holders have priority over shareholders in the event of the Company's bankruptcy or liquidation.

In the event of our bankruptcy or liquidation, debt holders, will have priority to the Company's assets prior to any preferred or common shareholders receiving any assets upon liquidation. After repayment of all indebtedness, the Company may not have any assets to distribute to shareholders.

Dilution.

The conversion price of the shares of the Company's stock, which shall be determined by the Company (please see the section entitled "The Offering and The Securities" below for more information on the determination of conversion price) and may be substantially higher than the pro forma net tangible book value per share of the Company's outstanding stock at the time of conversion. As a result, you may incur immediate and substantial dilution in the per share net tangible book value of your shares of stock when you convert. Additionally, if the Company issues additional shares of stock in the future, you may experience further dilution.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

CrowdLustro is a start-up equity crowdfunding aggregator and due diligence platform based in Charleston, South Carolina. CrowdLustro seeks to assist and engage new and experienced investors in the analysis of equity crowdfunding deals by aggregating deals across all FINRA registered platforms. CrowdLustro intends to be the go-to source for crowdsourced diligence to assist investors in their analysis of individual deals. This is accomplished by providing a system for the "crowd" to create reports for individual deals by signing up with the platform as a Deal Reporter.

History of the Business

CrowdLustro, a newly launched technology startup, is operational as of October 2020. The platform has been in a beta state of functionality since 2018 but management feels the environment is now right for an official launch. The business was formed and operated under ownership of Gold Ridge Asset Management LLC, the controlling shareholder of the Company , and the assets were purchased by Crowd Diligence Inc. (known herein as "CrowdLustro") in December 2020. CrowdLustro actively seeks to assist investors in the analysis of equity crowdfunding offerings by aggregating data from all FINRA registered offering portals as well as broker dealer platforms participating in the equity crowdfunding market. We believe the process of reviewing, investing in, and monitoring crowdfund offerings should be easier to accomplish than the market currently allows.

CrowdLustro currently offers a variety of simple, easy to use user features such as, but not limited to, adding deals to a "watchlist," setting up automated search alerts, along with additional planned features. In addition, we currently offer the features necessary for, and actively seek to foster, a community and online forum that we are working to ensure will be the go-to source for crowdsourced diligence, allowing both experienced and inexperienced investors to share their thoughts and opinions via Deal Reporter-generated "Company Reports." Ensuing discussions amongst users and Deal Reporters is facilitated by a clear and easy to use comments section for each Company Report. Prior to being granted privileges to create Company Reports, Deal Reporters are currently verified by a member of the CrowdLustro team. Deal Reporter applicant abilities are assessed on an individual basis with the goal that Company Reports are prepared by people truly interested in providing valuable information and commentary. The easy to use interface brings critical information into the report writing template and allows individual Deal Reporters to add their own content and opinions into Reports published and made available to all users of the site. CrowdLustro's goal is to shed more light on equity crowdfunding deals using the enormous knowledge and power of the crowd to improve the due diligence process in a market severely lacking independent research.

The Company's Services

Service	Description	Current Market
Deal Aggregation	The Company aggregates all equity crowdfund offerings in the United States with offerings updated daily	Currently the potential market for this service/functionality is growing rapidly. Individual platforms have user bases in excess of 750,000 individual users.[1]
Crowdsourced Diligence Report Publishing	The Company features functionality on their website that allows users to upgrade their accounts to become "Deal Reporters" that are able to draft reports on a per-offering basis assessing the qualities of the issuer behind the offerings, the merits of the business itself, market statistics, financial analysis, etc.	Currently the potential market for this service/functionality is growing rapidly. Individual platforms have user bases in excess of 750,000 individual users.[1]

CrowdLustro is currently online and operational. A final round of tech development was completed in early Fall 2020 to prepare it for a full launch, marketing push, and a capital raise. Originally taken online in 2018, the platform has quietly been in a beta state while monitoring the growth of the equity crowdfunding market and capturing data. The operations and costs prior to December 2020 were undertaken by Gold Ridge Asset Management LLC, the controlling shareholder. The assets were transferred to the Company in December 2020 in exchange for a payable equal to the cash invested in the business to date.

Aggregation of all Reg CF Offerings

Deals are populated by retrieving data from various sources Deals receive a manual quality control check by a team member of CrowdLustro prior to be listed on the site. Features includes extensive search capabilities and the ability to save deals and receive email alerts to deals meeting your criteria. We are actively in the process of gathering data directly from the SEC's EDGAR system which will be merged with other data to create a more detailed set of data. Intended to be complete by late Winter 2021, we will capture the following data points once completed:

- Company Trade Name*
- Company Legal Name
- Company Entity Type
- Company State of Formation
- Company Date of Formation
- Company Address
- Offering Page URL
- Security Type
- Quantity of Securities Offered
- Price per Security
- Price Determination Method*
- Valuation/Valuation Cap*

1

* This data point is only retrieved when applicable and/or available.

- Industry(ies)
- Company "Tagline"
- Company Description
- Company "Highlights"*
- Use of Proceeds*
- Management Team Information*
- Company Employee Count
- Company Form C Signatories
- CF Platform Name
- CF Platform CIK
- CF Platform Fee Structure
- CF Platform Financial Interests*
- Deal Structure*
- Oversubscription Acceptance
- Oversubscription Allocation*
- Investment Perks
- Current Funding
- Target (Minimum) Raise
- Maximum Raise
- Minimum Investment Required
- Form C Filing Date
- Form C/A Filing Date(s)*
- Expected Close Date
- Offering Jurisdictions

Deal Reporter Report Drafting System

Users of the platform can register as a Deal Reporter (generally referred to as simply a "Reporter") and write Wall Street style reports on any issuer's offering of their choosing. Report writing is done through our proprietary report generator which populates reports with critical information and guides Reporters through the process of adding value and content to their report. Reporters are verified by CrowdLustro to gauge their level of expertise and/or experience to be able to add value to the research process. Critical disclosures are contained in the reports, including whether the Reporter is an employee or has any investment in the company for which they are writing the report.

Featured Deals

Featured Deal functionality is a paid service that allows an issuer, or platform, to move their deal to the front page of the site to ensure it receives as much traffic as possible. Deals are presented as individual cards when browsing. Featured deal cards receive a distinct green dog-ear indicator to ensure that, even when browsing a multitude of deals via the CrowdLustro search engine, that their deal continues to stand out. Management is currently contemplating a system of pay-per-click or potentially being paid in shares of the issuer raising money which would enable CrowdLustro to build a portfolio of investments.

Planned Features and Services

- ***International Market:*** Equity crowdfunding has a substantial presence in many international markets and expansion in those markets with an aggregation and crowd sourced diligence platform is a substantial opportunity.

- ***Quantitative Analytics System & Data Monetization:*** We plan to develop an analytical system to allow for quantitative assessment of each issuer, trends for which deal is getting strong demand, and aggregated market statistics available to institutions looking for Regulation CF data. As the market grows, these features will help the user base in assessment of opportunities and also allow for providing data solutions to a growing number of institutional accounts that will begin to care about the market as it becomes larger.

* This data point is only retrieved when applicable and/or available.

• ***Offering Rating System:*** Allows Reporters to rate each investment opportunity with a 5-star rating system. This would allow users to sort deals based on Reporter ratings. Over time the value of this system will grow as Reporters build a reputation for identifying successful campaigns and over long periods of time, identifying successful investments with exits.

• ***Reporter Rating System:*** Allows Users to rate the quality of Reporter reports using a 5-star rating system and brings highest rated Reporters to the top of the list of reports. This will allow us to gauge the quality and general reception of our Reporter Reports allowing us to curate our pool of Reporters and potentially promote reports drafted by higher rated Reporters.

• ***Portfolio Monitoring System:*** As the market and number of platforms grows, tracking investments and overall portfolio performance will be increasingly problematic for investors. We plan to build a portfolio monitoring system to allow users to see all their Reg CF investments in one convenient location and to seek integration with Reg CF platforms to allow up to date performance data.

• ***Accredited Investor Services:*** There exists a large market of private transactions that are marketed to only Accredited Investors. We can leverage our existing technology platform to create an aggregation platform for non-public deals only available to accredited investors. There exist opportunities to list deals marketed through both platforms as well as individual deals not marketed through platforms. This is a large market and the opportunity exists to charge for this service.

• ***Premium Report Service:*** A paid premium report service will be provided in the future. This will be done at the option of the Reporter who will be compensated in some way for reports they write. As volume grows, we expect to offer a paid service with access to all premium reports and payments to Reporters.

The Company currently relies entirely on their web-based platform to facilitate these services and plans to continue doing so.

Competition

The Company's primary competitor is KingsCrowd, but also has competition from Crowdability, AltShift, and Sō.Capital.

The Company's primary competitor is KingsCrowd, a technology company that features similar services but has a strong but narrow focus on data-driven quantitative analytics. The Company is not aware of any other entities which are focused on a crowdsourced research and due diligence solution. The Company plans to expand its service offerings and platform functionality following a successful capital raise that will allow the Company to parallel many of KingsCrowd's services and functionalities bringing us more in line with their value propositions while still maintaining differentiating factors that set us apart from KingsCrowd and other competitors in the market. It is possible that other larger entities with more resources than the Company could enter the market and become competitors.

User Base

The Company's primary users are individuals who participate as investors in equity crowdfunding offerings and use the platform to help organize the research process. We also expect adoption by entrepreneurs, students, regulatory authorities, portal employees, press, and other parties interested in the growth of Regulation CF. The Company relies on its general-pool of users requesting conversions to become Company-approved Reporters. Further, the Company relies heavily on these Reporters to draft reports of their own free-will and at their own discretion and pace.

Currently the Company does not have paying customers or partners and plans to operate under a freemium model. The entire site is free to access and user accounts are free to create. Moving forward, the Company plans to monetize users by offering additional account tiers, on a paid subscription basis, for users to gain access to planned services that will constitute one, or more, paid membership tranche(s). Such planned services are described within this Form C filing in greater detail.

Sales and Monetization

CrowdLustro is currently focused on user growth and will not charge for its initial services. We believe that gathering users and Deal Reporters is the most important initial metric. Once these platform participants are engaged and satisfied with their experience, there are a variety of ways we expect to monetize a large user base.

- ***Platform Referral/Pay Per Click Fees:*** As the user base grows, there will be an increasing amount of traffic generated from CrowdLustro to the funding platforms and we believe platforms will be willing to pay for that traffic on a pay per click basis and also may pay an additional amount for anyone that is new and registers on their platform through the CrowdLustro site.

- ***Paid Memberships:*** Paid memberships will grant paying users access to to-be-developed premium membership which will deliver a series of additional services, including premium research reports and quantitative analysis.

- ***Future Portfolio Monitoring System:*** Will allow investors to see all holdings across platforms. Various analytics will be available including industry exposure, asset class exposure and other metrics. Long term, the goal is to get data directly from platforms to track portfolio performance. To access to-be-developed premium membership which will deliver a series of additional services, including premium research reports and quantitative analysis.

- ***General Advertising:*** We expect to incorporate areas of the site where advertising can occur without interfering with the user experience. Growing the user base will drive this opportunity.

- ***Targeted Advertising:*** Already build directory of professionals and targeted advertising for services typically in demand by investors or companies raising capital which will be our primary users. Examples are web designer, accountants, lawyers, and brokers that are looking to market to our more sophisticated users. Money managers, insurance brokers and others are also potential targets.

- ***Deal Promotion:*** Platforms or issuers looking to boost viewers and investors for deals they believe have a high likelihood of reaching their maximum funding goal can be promoted on CrowdLustro. This can currently be done through our "Featured" deal offering, but more targeted promotion will be developed based on investor preferences and behaviors. Payment

may be in the form of the securities issued by the companies featured on the platform creating a portfolio of investments within CrowdLustro.

- ***New Platform Promotion:*** Newly formed platforms can promote themselves on CrowdLustro to increase traffic on their inaugural deal(s) as well as driving investor traffic to their site.
- ***Micro-Cap M&A Platform:*** Monetization of the micro-cap M&A platform, which has yet to be designed, will be done through paid services by business brokers and other M&A professionals. We intend to integrate a pitch book tool and the ability for brokers to prepare a more professional presentation than often exists for smaller transactions through licensed software provided by LawCloud.

Intellectual Property

The Company has common law rights to its trade name, domain, web design, certain methodologies and processes, and trade secrets. The Company has no registered trademarks, patents, or copyrights.

Governmental/Regulatory Approval and Compliance

The equity crowdfunding market in the United States is regulated by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). These two entities, while charged as regulators, are actively working towards growing the equity crowdfunding market and this new asset class. Currently we do not foresee any regulations issued by either regulatory body that would negatively impact our business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 130 Gardeners Cir., #139, Johns Island, SC 29455

The Company conducts business in South Carolina.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Working Capital	26.316%	$50,000.00	10%	$50,000
Marketing	10.526%	$20,000.00	10%	$50,000
Future Wages	37.842%	$71,900.00	20%	$100,000.00
Tech Development	15.789%	$30,000.00	15%	$75,000.00
Mobile App Development	0%	$0.00	6%	$30,000.00
General Corporate Capital	0%	$13,409.65	31.35%	$156,750.00
Professional Fees	3.026%	$5,750.00	1.15%	$5,750.00
Intermediary Fee	6.5%	$12,350.00	6.5%	$32,500.00
Total	**100.00%**	**$190,000**	**100.00%**	**$500,000**

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael Knox

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chairman of Board of Directors & Founding Investor: November 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President at Gold Ridge Asset Management: June 2005 - Present
CEO at LawCloud: January 2018 - Present
Partner at LawCloud: March 2017 - January 2018
Founder at Xtract Research: January 2006 – December 2013

Education
MBA - University of Chicago Booth School of Business, 1995
BA, Economics & Management - Ohio Wesleyan University, 1988
Chartered Financial Analyst

Name
James B. Joseph

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder, President, and Member of Board of Directors: November 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Operating Officer at LawCloud (iDisclose): January 2019 - November 2020
Associate at Charleston Angel Partners: May 2017 - January 2019

Education
MBA - The Citadel School of Business 2019
JD - Charleston School of Law 2014
BA, Political Science - Bethany College 2010

Name

Manish Aggarwal

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Member of Board of Directors: November 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Director and Head of Sales for Covenant Review LLC - June 2017 - Present

Education
BS in Accounting – Hunter College (CUNY) – June 1997

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
James B. Joseph

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder & President: August 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Operations at LawCloud (iDisclose): January 2019 - November 2020
Associate at Charleston Angel Partners: May 2017 - January 2019

Education
MBA - The Citadel School of Business 2019
JD - Charleston School of Law 2014
BA, Political Science - Bethany College 2010

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no full-time employees, but three (3) part-time people performing work as independent contractors in South Carolina and one (1) in the United Kingdom. Upon completion of a successful Offering, we expect JB Joseph, the Co-Founder to join the company full time and the other contractors to either become part time employees or remain independent contractors. Depending on the amount of capital raised, additional employees may be hired.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has the following outstanding securities:

Type of security	Common Shares
Amount outstanding	1,189,190
Voting Rights	One vote per share, unvested shares do not have voting power
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes issued pursuant to Regulation CF	Securities issued from conversion of the Convertible Promissory Notes will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered Common Shares for cash or cash equivalents or if compensatory securities are offered to new or existing members.
Percentage ownership of the Company by the holders of such securities	100%

The Company has the following debt outstanding:

Type of debt	Unsecured Promissory Note
Name of creditor	Gold Ridge Asset Management LLC
Amount outstanding	$50,000
Interest rate and payment schedule	4%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 01, 2021
Other material terms	N/A

Following the Offering and payment of the above-referenced debt, the total amount of outstanding indebtedness of the Company will be $190,000.00 if the Minimum Amount is raised and $500,000.00 if the Maximum Amount is raised as represented by the Securities being offered.

Ownership

Including restricted shares, 64.75% of shares are owned by Gold Ridge Asset Management LLC, an entity controlled by Michael Knox, our Founding Investor. Including restricted shares, James B. Joseph holds 27.75% of shares, some of which are subject to vesting.

Future options and/or restricted stock may be granted to officers, employees, contractors or Directors at the discretion of the Board.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own (voting power calculation is based on the total number of vested shares: 1,023,784).

Name	Percentage Owned Prior to Offering
Gold Ridge Asset Management LLC	75.21%
James B. Joseph	22.46%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following the Offering, assuming the Company raises the Minimum Amount, we should have enough liquidity to execute our business plan for up to two full calendar years. We intend (though don't guarantee) to be profitable within 18-24 months following the completion of our Offering. Our significant challenges are stable tech development, user acquisition, monetizing users, developing partnerships with FINRA approved equity crowdfunding portals, and data monetization.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on developing new features intended to monetize the platform and provide a clear path to revenue and profitability. These new features are discussed in greater detail within this Form C filing.

Overview

CrowdLustro gathers equity crowdfunding deals from all funding portals and makes them easily available to our users. Users are able to apply to become "Reporters" which allows them to draft and publish reports that assess companies offering crowdfunded securities. We allow users to very easily browse all Reg CF offerings and to filter and sort them using extensive search functionalities.

In 5 years, our plan will be to aggregate all Reg CF, Reg D, and Reg A+ offerings taking place, including the large international market of offerings. Further, we plan to have partnerships and APIs in place with as many CF portals as possible. We also hope to introduce a paid membership tier of features geared towards accredited investors and services allowing Reg CF investors to monitor their portfolio of crowdfunding investments. This would include annual reports, single sign-on, quantitative analytics and other features. The projected features are, however, not guaranteed as they are fully dependent on CF portals agreeing to work with CrowdLustro directly.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Historical Results of Operations

The Company was organized in November 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $0.

Assets. As of December 31, 2020, the Company had total assets of $50,000, including $8,677 cash on hand.

Net Loss. The Company has had net losses of $3,249 for 2020.

Liabilities. The Company's liabilities totaled $53,429 for 2020.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $8,677 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

To-date, the company has been financed with $50,000 in debt.

After the conclusion of this Offering, should we raise the Minimum Amount, we expect our cash to last 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the Maximum Amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Runway & Short/Mid Term Expenses

Crowd Diligence Inc. cash in hand is $8,677, as of December 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 18 months. The business assets were acquired on December 22, 2020 and therefore any expenses to operate the assets prior to that time are not included in our financial history.

Since inception, expenses have been primarily limited to purchasing the technology/platform; no salaries have been paid, and very little cash has been spent on marketing efforts. The majority of tech development expenses were incurred in 2017 and 2018 when the basic architecture of the platform was designed and built prior to the assets being acquired by the Company. In Q3 2020, a variety of aspects of the platform were upgraded prior to the assets being purchased by the Company ranging from UI adjustments to more substantive changes to how the underlying technology works and gathers data in order to be ready to officially launch.

Following a successful capital raise, expenses will increase to cover the salaries of several full-time employees, regular and consistent technology development, several major projects, and increased marketing spend.

Our focus will be on users over the next 3-6 months and revenues will continue to remain low following the capital raise until we have amassed a critical mass of users and have completed development of features we plan to roll into a paid monthly subscription. CrowdLustro is able to operate and develop the platform with very little overhead thus remaining a lean and agile business while continuing to scale the platform and grow the base of users and Reporters.

As of February 2, 2021, we are close to executing a consulting agreement with So.Capital Inc., a platform that aggregates both donation and equity crowdfunding platforms, that would provide us with $3,500 a month in consulting fees, although these fees are able to be deferred for an extended period of time. We believe other opportunities may exist to further our relationship with SoCapital. Our total monthly expenses are expected to total approximately $8,500 for Q1 2021. These figures are, however, subject to rapid change as we increase marketing spend and the business evolves.

We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new service and platform features development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements for 18-24 months following the completion of the Offering, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies.

Long term, our Founding Investor (Michael Knox), through Gold Ridge Asset Management LLC or affiliates, is a potential source of future capital. This is highly dependent on our progress, reaching internal milestones relative to revenue, new feature/service deployment, and user growth.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering Convertible Promissory Notes (the “Securities” or “Notes”) for up to $500,000.00. The Company is attempting to raise a minimum amount of $190,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company’s asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser’s investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser’s funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Wefunder Portal LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

6.5% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

Additionally, reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 5,000,000 shares of common stock, par value $0.0001 per share, of which 1,189,190 common shares will be issued and outstanding, and (ii) 2,000,000 shares of preferred stock, par value $0.0001 per share, of which 0 preferred shares will be issued and outstanding. There are currently no plans to issue any preferred shares in the near future.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Interest Payment and Amortization Schedule

The minimum investment amount per Investor is $100.00.

The Notes will not have any original issue discount. The Securities will pay interest at a rate of five percent (5%) per annum.

The Notes will mature twenty-four (24) months from Closing. The Notes may not be prepaid by the Company without the consent of investors holding a majority of the outstanding principal amount of all then-outstanding Notes (the “Majority Investors”).

Interest will accrue monthly and will be added to the principal amount each year to be paid in full at maturity.

The notes are non-amortizing and the entire principal amount will be due and payable at maturity.

Senior Indebtedness

The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. “Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money

(excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Irrevocable Proxy

The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Note, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) direct the voting of all securities purchased through the Intermediary, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and (ii) direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase

If the Company determines, in its sole discretion, that it is likely that within six (6) months the Securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the Securities from each Investor for the greater of (i) the purchase price of the Securities, and (ii) the fair market value of the Securities, as determined by an independent appraiser of Securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control (as defined in the Notes) or dissolution.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, the following are additional events of default pursuant to the Notes: None.

Covenants

The Notes contain the following restrictive covenants, which will inhibit its ability to take certain actions: None.

Conversion

The Notes shall convert into shares of the Company's stock as follows:

(a) For investors who are the first to invest an aggregate of $100,000.00 (the "Early Investors"), the entire principal amount and accrued interest of each Note shall be automatically converted into shares of the same class of the Company's stock (the "Converted Securities") as those issued in

the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $400,000 in the aggregate (excluding the conversion of the Notes) (the "Qualified Financing"), at a conversion price equal to the lesser of (i) 80% of the price per share paid by cash investors in the Qualified Financing (i.e., at a 20% discount to the price of such shares), or (ii) the quotient of (x) a pre-money value for the Company equal to $3,500,000 (the "Early Investor Valuation Cap"), divided by (y) the number of the Company's fully-diluted capital stock immediately before the closing of the Qualified Financing (the "Fully-Diluted Capital Stock").

(b) For investors who are not Early Investors, the entire principal amount and accrued interest of each Note shall be automatically converted into the Converted Securities in the Qualified Financing at a conversion price equal to the lessor of (i) 80% of the price per share paid by cash investors in the Qualified Financing (i.e., at a 20% discount to the price of such shares), or (ii) the quotient of (x) a pre-money value for the Company equal to $4,000,000.00 (the "Valuation Cap"), divided by (y) the Fully-Diluted Capital Stock.

(c) Upon the Maturity Date, at the option of the investors holding a majority of the outstanding principal amount of all then-outstanding Notes (the "Majority Investors"), (i) the entire principal amount and accrued interest of each Note shall be converted into the Converted Securities at a conversion price equal to the quotient of the Early Investor Valuation Cap or the Valuation Cap, as applicable, divided by the Fully-Diluted Capital Stock; or (ii) the entire principal amount and accrued interest of such Note shall be repaid to the Investor.

(d) Unless the Notes have been already repaid or converted, in the event of a sale of all or substantially all of the shares or assets of the Company, or a merger or consolidation involving the Company following which the shareholders of the Company immediately prior to the transaction shall hold less than a majority of the outstanding equity securities of the acquiring or surviving corporation following the transaction (a "Change of Control"), then at the option of the Majority Investors, (i) the Company shall pay to each Investor a cash repayment equal to the outstanding principal amount and unpaid accrued interest of the Notes, or (ii) the Notes shall be converted into shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing the Early Investor Valuation Cap or the Valuation Cap, as applicable, by the Fully Diluted Stock immediately prior to the acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).

Voting and Control

The Securities have the following voting rights: None at issuance, Securities will have voting rights upon conversion.

The Company does have voting agreements in place.

The Company does not have shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company is using the services of XX as part of its Offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide

consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT

INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans/Payable

Related Person/Entity	Gold Ridge Asset Management LLC
Relationship to the Company	Entity is controlled by the Founding Investor.
Total amount of money involved	$50,000
Benefits or compensation received by related person	Reimbursement of cash expenses
Benefits or compensation received by Company	Has been able to build out a fully functional platform and fund operations due to this financial assistance.
Description of the transaction	Related party has financed all the operations of the business including development of the platform. There is a payable on the balance sheet for these costs.

Future Transactions

Related Person/Entity	Gold Ridge Asset Management LLC
Relationship to the Company	Controlled by the Founding Investor
Total amount of money involved	Varies
Benefits or compensation received by related person	None other than as an investor.
Benefits or compensation received by Company	Company is able to utilize staff from the Founding Investor's team which allows for a wider range of employee support at an attractive cost.
Description of the transaction	Gold Ridge Asset Management LLC or its affiliates may provide administrative, marketing, or other services at arm's length terms to support the ongoing business.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Competitors

Related Person/Entity	Michael Knox and through LawBot, LLC (d/b/a LawCloud)
Relationship to the Company	Michael Knox is the Founding Investor and Chairman of the Company.
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	Equity ownership in Sō.Capital
Benefits or compensation received by Company	There are potential opportunities for the platforms to collaborate and enhance value for each other.
Description of the transaction	The Founding Investor has a financial interest in Sō.Capital, which competes with the Company.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/James Bevan Joseph
(Signature)

James Bevan Joseph
(Name)

Co-Founder & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/James Bevan Joseph
(Signature)

James Bevan Joseph
(Name)

Co-Founder & President
(Title)

02/03/2021
(Date)

/s/Michael Knox
(Signature)

Michael Knox
(Name)

Board Chairman
(Title)

02/03/2021
(Date)